SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                           New Mountaintop Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    624544102
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                                 (CUSIP Number)

                                 Dr. Mark Golden
                      1110 S.W. Ivanhoe Boulevard, Unit #20
                      Orlando, Florida 32804 (407)246-0133
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 1993
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624544102                    13D                     Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dr. Mark Golden
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         213,595,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         213,595,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     213,595,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     95.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN -- Individual.
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 624544102                    13D                     Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement on Schedule 13D (the "Statement") relates to the common stock, $0.0001 par value per share of New Mountaintop Corporation ("New Mountaintop"), a Delaware corporation, with its principal executive offices at 1110 S.W. Ivanhoe Boulevard, Unit # 20, Orlando, Florida 32804.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Dr. Mark Golden

     (b)  Business address: 1110 S.W. Ivanhoe Boulevard, Orlando, Florida 32804

     (c)  Occupation: Investor.

     (d)  No

     (e)  No

     (f)  United States of America

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     On October 13, 1993, the Company entered into an agreement to sell 13 million shares of its common stock to Dr. Golden in exchange for the cancellation of debt. However, the Company ceased operations shortly thereafter. On October 19, 2002, the board of directors of the Company ratified this agreement with Dr. Golden.

     Dr. Golden lent $10,000 to the Company in exchange for a demand note which is convertible into shares of the Company's common stock at par value. In addition, Mrs. Lee Golden lent $10,000 to the Company in exchange for a demand note which is convertible into shares of the Company's common stock at par value. Mrs. Golden has transferred that note to her husband, Dr. Golden.

     ___________________________________________________________________________
     Item 4. Purpose of Transaction.

          The transaction occurred in 1993 because the issuer was unable to repay Dr. Golden for the loan he made. Dr. Golden is the majority shareholder of New Mountaintop, and is currently its sole officer and sole director. New Mountaintop currently does not have any business operations. Dr. Golden is seeking business opportunities.

     (a)  None

     (b)  None

     (c)  None

     (d)  None

     (e)  None

     (f)  None

     (g)  None

     (h)  None

     (i)  None

     (j)  None

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Dr. Golden beneficially owns 13,595,000 shares of common stock which constitutes 58.4% of the shares of common stock issued and outstanding. In addition, Dr. Golden has the right to acquire 200,000,000 shares of common stock by converting two promissory notes. If Dr. Golden acquires the 200,000,000 shares, he will own 95.7% of the shares of common stock then issued and outstanding.

     (b) Dr. Golden has sole dispositive and voting power with respect to all of the 213,595,000 shares.

     (c)  None

     (d)  None

     (e)  Not applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     None

________________________________________________________________________________

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   November 12, 2003
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Dr. Mark Golden
                                        ----------------------------------------
                                                       (Signature)


                                                     Dr. Mark Golden
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).